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                          September 24, 2020

       George H. Kirby, III
       Chief Executive Officer
       Ocean Power Technologies, Inc.
       28 Engelhard Drive, Suite B
       Monroe Township, NJ 08831

                                                        Re: Ocean Power
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 18,
2020
                                                            File No. 333-248911

       Dear Mr. Kirby:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551- 3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Kevin J. Poli